Simpson Thacher & Bartlett llp
av. pres. juscelino kubitschek, 1455 12° andar, conj. 121 são paulo, sp, brasil 04543-011 telephone: +55-11-3546-1000 facsimile: +55-11-3546-1002

DIRECT DIAL NUMBER +1 (212) 455-2295	E-MAIL ADDRESS GCALHEIROS@STBLAW.COM

January 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zenvia Inc.
Confidential Submission of the Draft Registration Statement on Form F-1
Submitted January 19, 2020

CIK No. 0001836934

Ladies and Gentlemen:

On behalf of our client, Zenvia Inc. (the “Company”), a Cayman Islands exempted company with limited liability, we have confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

The Company confirms that it is an “emerging growth company,” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Act”).

The Draft Registration Statement includes the Company’s audited consolidated financial statements as of and for the years ended December 31, 2018 and 2019, as well as the audited consolidated financial statements of Rodati Motors Corporation (“Rodati”) -- an entity acquired by Zenvia Brazil on July 24, 2020 -- as of and for the year ended December 31, 2019. The Company intends to conduct its IPO using financial statements not earlier than the year ended December 31, 2020 and will accordingly update disclosure – including the financial statements for the Company and Rodati -- in subsequent submissions of the Draft Registration Statement to the Commission. A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

2	January 26, 2021

The review partner for this submission at the current audit firm, KPMG Auditores Independentes, is Cristiano Seguecio, who can be reached at +55 52 9362-3059.

Please do not hesitate to contact me at 1-212-455-2295 or gcalheiros@stblaw.com or Paulo F. Cardoso at +55 11 3546-1007 or paulo.cardoso@stblaw.com if you have any questions regarding the foregoing or if you require any additional information.

Very truly yours,

/s/ Grenfel S. Calheiros
Grenfel S. Calheiros

cc:	Cassio Bobsin, Chief Executive Officer, Zenvia Inc.
Renato Friedrich, Chief Financial Officer, Zenvia Inc.
Tatiana Fioratti, Head of Legal, Zenvia Inc.
Cristiano Seguecio, KPMG Auditores Independentes